February 7, 2006

VIA FACSIMILE AND REGULAR MAIL

Jessica Livingston, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop MP4569

Washington, D.C. 20549

Re:

Community Partners Bancorp (the “Company”)

Amendment No. 3 to Form S-4 Transmitted Via EDGAR on February 7, 2006 (with a February 8, 2006 filing date)

File No. 333-129638 (the “Registration Statement”)

Dear Ms. Livingston:

I am the President and Chief Executive Officer of the Company and am authorized to request the acceleration of the effective date of the Registration Statement.

I hereby request that you accelerate the effective date of the Registration Statement so that it becomes effective at 1:00 p.m. Eastern Time on Wednesday, February 8, 2006, or as soon as possible thereafter.

If you have any questions about this request, please call me at (732) 671-6897.

Very truly yours,

BARRY B. DAVALL
President and Chief Executive Officer